PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

STRATIFUND, INC.
420 North 5th Street, Suite 500
Minneapolis, MN 55401
www.stratifund.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

Stratifund, Inc. is a newly formed company that operates an online crowdfunding education platform (www.stratifund.com). We seek to support equity crowdfunding investors by providing them with online educational content, independent research reports on early stage companies raising money via crowdfunding, and enabling them to view and filter all active equity crowdfunding offerings from all portals in one place.

Currently, we offer investors independent research reports on offerings conducted under the Securities and Exchange Commission's Regulation Crowdfunding and Regulation A (often referred to since the changes introduced by the JOBS Act as "Regulation A+"). The SEC's Regulation Crowdfunding rules, which implemented Title III of the JOBS Act, became effective on May 16, 2016. When we refer to crowdfunding offerings in this document, we mean those conducted under the SEC's Regulation Crowdfunding and Regulation A.

Our content is aimed at helping investors learn about equity crowdfunding, the associated risks and potential upside, and the nuances and intricacies of early stage investing in general. We also offer advanced educational topics for more experienced startup investors. Our research reports summarize and present publicly available deal and market information in a consistent, objective and quantifiable format. We do not interact directly with the companies raising funds. Each report contains a company and offering overview followed by a description of the 5 key categories we analyze (team, industry, competition, differentiation, and financials). We rank each category based on a proprietary ranking algorithm, which feeds an overall offering rating. We do not offer investment advice or analysis, nor do



we endorse or recommend investments in any company or the suitability of an investment for any particular investor.

We commenced operations in February 2016 and launched a website in April 2016. Since the website has been active, we have provided our educational content and research reports to registered users for free. To help build our customer base, we will continue to offer promotional free trial subscriptions for a period of time after the effective date of Title III. Monthly subscriptions will start at a cost of $9.99, which will give subscribers full access to our independent research reports and any other paid content that is under development. Since equity crowdfunding is a new industry and we are the first to market with this product, we have no way to accurately predict the rate of adoption of Title III, the volume of offerings, or investor demand for our research. As a result, we will adapt our pricing model to suit demand, which may include extending free trial periods or discounting memberships to retain web traffic or potentially allowing users to purchase reports on an individual basis.

Disqualification

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

You will be able to find our annual reports on our website at www.stratifund.com/about-us.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Due diligence

Due diligence by CrowdCheck, Inc.

verified by crowdcheck

Stratifund, Inc.
Expires September 1, 2016

OUR PEOPLE

We currently have no employees, but anticipate adding paid positions shortly after we raise money in this offering.

Officers and directors

The table below lists the officers and directors in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Marc Snover	Co-Founder and Co-Chief Executive Officer, Director	35	5/2/2016	Marc is an independent contractor who currently works full-time for the company.
Alex Thaler	Co-Founder and Co-Chief Executive Officer, Director	30	5/2/2016	Alex is an independent contractor currently working full-time for the company.
Jeff Yurecko	Co-Founder and Chief Financial Officer, Director and Secretary	35	5/2/2016	Jeff supports the company on an as-needed basis, and is currently employed as CFO of an early stage biotech business, Vergent Bioscience.
Directors:				
Jeff Julkowski	Co-Founder and Director	47	5/2/2016	
Dean Banks	Co-Founder and Director	42	5/2/2016	

Marc Snover, Co-Founder and Co-CEO, Director

Marc Snover brings extensive expertise in business valuation and due diligence research through his experience in investment banking and corporate development. Marc's previous experiences include roles as an investment banker at Bank of America Merrill Lynch (2009 – 2011), a research analyst at Piper Jaffrey (2011 – 2012) and as a business development manager at Target (2012-2015). In these positions, he covered both buy and sell side transactions. From 2005 to 2007, Marc worked at the National Association of Securities Dealers (now called the Financial Industry Regulatory Authority or FINRA) where he was an auditor of broker-dealers in the southeastern United States. Marc holds an MBA from the University of Notre Dame, Mendoza College of Business and an Economics and Finance degree from Southern Methodist University.

Alex Thaler, Co-Founder and Co-CEO, Director

Alex Thaler has a track record of building businesses and fueling strategic growth. Alex's experience includes a stint at Boston Consulting Group from 2008 until 2011, during which he developed acceleration strategies for numerous clients. Prior to co-founding Stratifund, Alex worked from 2013 to 2015 to launch a novel primary care clinic concept within a health club, Life Time Fitness, as well as in business development at Perspire Diagnostics, a sweat testing diagnostic platform. Alex holds an MBA from The Wharton School of Management at the University of Pennsylvania with a major in Finance and Healthcare Management, and an MS in Engineering Design and Innovation and BS in Industrial Engineering from Northwestern University.

Jeff Yurecko, Co-Founder and CFO, Director and Secretary

Jeff Yurecko is presently chief financial officer of an early stage biotech business, Vergent Bioscience, while also supporting Stratifund. Prior to co-founding Stratifund, Jeff spent over 7 years, from 2008 to 2015, as a management consultant at PwC advising private equity and corporate clients with merger and acquisition due diligence, including cross-border transactions, restructuring initiatives, and contract negotiation support. Jeff is also an alumnus of Deloitte where he spent several years as a financial statement auditor. Jeff holds a degree from the University of Wisconsin and is a CPA in the state of Minnesota.

Jeff Julkowski, Co-Founder and Director

Jeff Julkowski is a managing partner at SEED Partners, an early stage business incubator he founded in 2013. He has founded, operated and successfully exited multiple businesses, most recently Chamilia, a consumer jewelry business acquired by Swarovski in 2013, where he was named an Ernst & Young Entrepreneur Of The Year® in 2011. Jeff spent seven years from 1995 to 2002 on Wall Street as an equity analyst researching investments at Morgan Stanley and Salomon SmithBarney/Citigroup. Jeff holds an MBA from Cameron University and is a graduate of the United States Military Academy at West Point. He served for three years with the United States Army.

Dean Banks, Co-Founder and Director

Dean Banks is currently a Director at X (formerly Google [x]), an Alphabet company. Prior to X, Dean helped launch an early stage biotech company, Vergent Bioscience, as CEO (2015-2016), worked with Cleveland Clinic Innovations and as CEO of the Ohio Orthopedic Commercialization Center (2014), as Senior VP at OrthoHelix (acquired by Tornier)(2011-2013) and as a Vice President with Highland Capital Partners. He also spent time with Connective Orthopaedics, Cytyc (acquired by Hologic), and Ethicon Endo-Surgery (a Johnson & Johnson Company). Dean has extensive experience with early and growth-stage medical technology and healthcare industry companies, both as an investor and an entrepreneur. Dean graduated from Miami University of Ohio, holds an MBA from Harvard Business School, and is a former Sergeant in the US Marine Corps.

Related party transactions

In February 2016, the company raised funds through the issuance of a convertible note to one of our founders, Jeff Julkowski, in exchange for $200,000. We have used this money to fund our initial operations. The note accrues interest at the rate of 5% and matures on December 31, 2016. After that date, Mr. Julkowski has the right to demand repayment of principal and accrued and unpaid interest or to convert the principal and accrued and unpaid interest into 4,000,000 shares of common stock, which would equate to 50% of our outstanding and issued shares after conversion. The accrued interest may be excluded from conversion and paid in cash at the company's option. If prior to the maturity date the company completes certain equity financings (other than this offering), the note will automatically convert into shares.   If the company completes certain corporate sale transactions prior to the maturity date, Mr. Julkowski can elect to convert the note into shares or receive $400,000 (double the principal amount) plus accrued and unpaid interest.

Mr. Julkowski is also the owner of Seed Partners, a firm that has provided certain services assisting the company in its launch. These services include providing office space, IT infrastructure, office supplies and support from certain employees.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **Crowdfunding for early stage companies is relatively new.** Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

- **Will there be sufficient market for our products and at what price point?** We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

- **This is a brand-new company.** We were formed in 2016, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

- **We compete with other companies.** A number of competitors exist that either provide online content supporting the crowdfunding industry or aggregate available deals. Not all of these companies currently charge for their services. Currently, no identified competitors exist that are providing this spectrum of services. As crowdfunding grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point.

- **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

- **We depend on a small management team.** We depend on the skill and experience of Marc Snover, Alex Thaler, and Jeff Yurecko. Each has a different skill set. Only Marc and Alex are currently working for the company full-time, and only Marc is paid by us. Jeff has responsibilities to other companies and is not currently a paid employee. If Regulation

Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

- **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

- **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies

- **We could become subject to regulation.** Our business model involves providing retail investors with online educational content and independent research reports on early stage companies. Since we do not offer investment advice or analysis nor make investment recommendations in our research reports, we have not registered as an investment adviser with any state or federal securities regulators. As crowdfunding grows, the SEC or other securities regulators may determine that firms such as ours that engage with crowdfunding investors should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

- **We are selling convertible notes.** The convertible notes will convert into equity securities in the event that the company: 1) sells preferred stock to outside investors where we raise at least $1 million; 2) we sell all the company's assets, merge with another company, or are taken over by another company; or 3) upon the maturity of the notes. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors. An outside investor may value the company at an amount below the $3 million valuation cap in the convertible note. The valuation cap is not an indication of the company's current value.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The table below shows current owners of our common stock. The company is authorized to issue up to 10,000,000 shares of common stock.

Beneficial owner	Amount of securities held at May 16, 2016	Percent of voting power prior to the offering
Marc Snover (1)	900,000	11.25%
Alex Thaler (1)	900,000	11.25%
Jeff Yurecko (1)	900,000	11.25%
Jeff Julkowski (1)(2)	4,900,000	61.25%
Dean Banks (1)	400,000	5.00%

(1) Founders' shares are subject to a 3-year vesting period. This table assumes that all shares vest as scheduled through April 30, 2019.
(2) The company issued a convertible note to Mr. Julkowski. This table assumes the issuance of 4,000,000 shares at maturity on December 31, 2016.

Common Stock

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of non-voting stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of preferred stock that we may designate in the future.

Existing convertible note

In February 2016, the company issued a convertible note in the principal amount of $200,000 to Jeff Julkowski, one of our founders. For a description of the terms of the note, see "Related party transactions" above.

The securities offered in this offering

The following description is meant to be a brief summary of the material terms of the offering and is qualified in its entirety by the terms contained in the note.

We are offering investors convertible notes bearing an interest rate of 5% and a maturity date 24 months after their issuance at the close of the offering. Interest will accrue and be paid at maturity or upon conversion. The company may choose to pay the accrued interest in cash, shares, or a combination of the two. When the notes convert as a result of a future equity financing, the notes provide investors in this offering with a 15% discount to the price to be paid by the new investors or a $3 million cap on the valuation of the shares into which the notes convert. The notes will convert into (1) shares of preferred stock upon maturity or in the event of a future equity financing or (2) shares of common stock in the event of a corporate sale, takeover or merger.

Our target raise is $200,000 and we will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of August 1, 2016.

The convertible notes in this Offering are based on the Keep It Simple Security ("KISS") developed by 500 Startups.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, the founders. As a result, these few people have the ability to make all major decisions regarding the company. Even upon conversion of the notes in this Offering, investors will hold minority interests in the company and the founders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- Upon divorce or death.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial statements

Our financial statements can be found at Exhibit B to Form C.

Financial condition

Results of Operations and Liquidity and Capital Resources; Indebtedness

The company commenced operations in February 2016. To date, we have not generated any revenues. In February 2016, the company issued a convertible note to Jeff Julkowski for $200,000. The note matures on December 31, 2016 and is convertible into 4,000,000 shares of common stock. At April 30, 2016, we had $101,463 in cash on hand.

Recent offerings of securities

In February 2016, the company issued a convertible note to Jeff Julkowski for $200,000. The note matures on December 31, 2016 and is convertible into 4,000,000 shares of common stock. The note was sold in reliance on Section 4(a)(2) of the Securities Act. The proceeds of the note have been put towards the operating expenses of the company, including developing the research reports, drafting content, developing the website payments to consultants, and legal costs of this offering.

On May 2, 2016, we issued 4,000,000 shares of common stock to our 5 co-founders. The shares were sold in reliance on Section 4(a)(2) of the Securities Act.

Valuation

We have not undertaken any efforts to produce a valuation of the company. The interest rate and valuation cap on the convertible notes, merely reflect the opinion of the board as to what a fair value would be.

USE OF PROCEEDS

We are seeking to raise $1,000,000 in this offering through Regulation Crowdfunding, with a target raise of $200,000. The net proceeds of this offering will be used to cover our operating expenses.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the company. The following uses of the net proceeds are based on the company's current spending forecast and include:

If we raise our target amount of $200,000:

- $85,000 to pay our management and employees to run the business;
- $35,000 for continued development and maintenance of the web platform;
- $22,500 for marketing;
- $20,000 for general and administrative expenses, which includes rent, utilities, insurance and legal expenses;
- $7,500 for content creation and business development; and
- $30,000 for expenses directly attributable to this offering.

If we raise $1,000,000:

- $425,000 to pay our management and employees to run the business;
- $210,000 for continued development of the web platform;
- $180,000 for marketing;
- $45,000 for general and administrative expenses, which includes rent, utilities, insurance and legal expenses;
- $50,000 for content creation and business development; and
- $90,000 for expenses directly attributable to this offering.

MAKING AN INVESTMENT IN Stratifund

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Stratifund. Once Stratifund accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Stratifund in exchange for your shares. At that point, you will be an investor in Stratifund.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date your made your investment.

AFTER MY INVESTMENT

What is my ongoing relationship with Stratifund?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?
Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.